GREENPOWER MOTOR COMPANY INC.
#240 – 209 Carrall Street
Vancouver, British Columbia V6B 2J2
Tel: (604) 563-4144

September 27, 2019

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Transportation and Leisure
100 F Street, NE
Washington, DC 20549

Re: GreenPower Motor Company, Inc. Draft Registration Statement on Form F-1

Submitted August 14, 2019 CIK0001584547

We write in response to your letter of September 10, 2019 to Fraser Atkinson, Chief Executive Officer of GreenPower Motor Company Inc. (the “Company”), with respect to Draft Registration Statement on Form F-1 submitted August 14, 2019. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of September 10, 2019.

Risk Factors, page 5

1.	Please add a risk factor addressing the fact that your shareholders approved a shareholder rights plan which may be implemented by management and may impede a change in control.

We have added the following risk factor to the Form F-1:

Our shareholders approved a shareholder rights plan which may be implemented by management and may impede a change in control

Our shareholders approved a shareholder rights plan which has not been implemented by management, but which, if implemented, may impede a change in control. The shareholder rights plan provides for the issuance of one right for each common share of the company outstanding, and the rights become separable and exercisable upon the receipt of a take-over bid or similar proposal other than those meeting certain conditions or those that are exempted by our board of directors. The potential for the rights becoming separable and exercisable may have the effect of impeding a change of control of the company.

Government Regulation, page 22

2.	To the extent material please discuss battery disposal requirements including the costs borne by you and by customers.

As of today, the Company does not bear material costs related to battery disposal requirements and to the best of our knowledge nor do our customers. At the current time we are not aware of any pending or actual changes to environmental laws or regulations that would lead to material costs to the Company for battery disposal requirements in the future.

Capitalization and Indebtedness, page 26

3.	We refer to your capitalization table. Please clarify for us and revise your disclosures to explain the reason(s) for the change in the liability amounts related to line of credit, secured and unguaranteed debt, and unsecured and unguaranteed debt under the As Adjusted column. It is unclear from your disclosures why total indebtedness on an as adjusted basis would decrease as a result of the issuance of 13,114,754 common shares to selling shareholders and an additional 6,557,371 common shares issuance upon exercise of warrants by the selling shareholders.

The table has been updated to be adjusted from the June 30, 2019 financial statements. The assumption underlying the table is that the proceeds from the exercise of warrants would be used to repay liabilities in the as adjusted column.

We have also added the following additional sentence to the end of footnote 1 of the capitalization table to clarify this point:

“Proceeds of $2,499,014 from the issuance of common shares issuable on the exercise of warrants are assumed to be used to repay a portion of the balance of the line of credit.”

Operating and Financial Review and Prospects, page 27

4.	In your discussion of operating results please quantify and discuss each significant component of costs comprising cost of sales and separately disclose, quantify, and discuss the underlying reasons for each material variance in the components of cost of sales.

We have added a table to summarize the cost of sales for the three years ended March 31, 2019, 2018 and 2017 and for the three months ended June 30, 2019 and 2018 and added paragraphs discussing the underlying reasons for each material variance in the components of the cost of sales.

Liquidity and Capital Resources, page 29

5.	Please discuss the impact that expanding your manufacturing capabilities in Porterville will have on your liquidity and capital resources, to the extent that this represents a material trend. Refer to Item 5.D of Form 20-F.

Expanding our manufacturing capabilities in Porterville is contingent on the Company needing manufacturing capacity to build over 40 vehicles per month, whereas the Company sold or leased a total of 14 buses in the year ended March 31, 2019. Any increase in sales of electric buses by the Company is inherently uncertain, and if the Company’s sales of electric buses were to occur, the timing and quantum of any increase is also uncertain. In addition, the Company may expand its manufacturing capabilities in a number of different ways, including expanding its manufacturing capabilities through leasing additional manufacturing space, through building a new manufacturing facility, or by using third-party contract manufacturers, which will have significantly different impacts on liquidity or capital resources. Given these uncertainties, we have not included the impact that expanding our manufacturing capabilities in Porterville will have on our liquidity and capital resources.

We also note that Item 5.D of the Form 20-F provides that the “company should discuss, for at least the current financial year, any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition” (emphasis added). We do not believe that the aforementioned uncertainties are applicable for the current financial year since we do not currently have plans to expand our manufacturing capacity within the current fiscal year.

Operating and Financial Review and Prospects
Tabular Disclosure of Contractual Obligations, page 40

6.	As the contractual obligation table is aimed at increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. To the extent that interest rates are variable and unknown, you may use judgment to determine which interest rates to use. Accordingly, please consider including the scheduled interest payments and footnote disclosure of the interest rate used and how it was determined.

We have added estimated interest payments to the contractual obligations table with a footnote describing the calculations and assumptions underlying the interest payments.

Financial Information
Note 1. Nature and Continuance of Operations, page F-10

7.	We note your statement "To this end, the Company has now delivered and received payment for all-electric buses to customers, ..." In the regard, please tell us the nature of accounts receivable balance of approximately $1.4 million as of March 31, 2019.

The accounts receivable balance of $1,394,689 as at March 31, 2019 was comprised of amounts owing from 6 customers for the purchase of four buses, the sale of electric vehicle chargers, and the lease of one bus. Of this total, $1,157,080 had been paid as of August 14, 2019, the date of the Company’s draft Form F-1 submission.

Exhibits

8.	Please file agreements with your third-party manufacturers and suppliers as exhibits to your registration statement. We note on pages 6 and 8 that you are dependent upon these manufacturers. In addition, file your distribution agreement with your primary distributor Creative Bus Sales. Alternatively tell us why these agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

While the risk factors on pages 6 and 8 state that the Company depends on third-party manufacturers and suppliers, those risks do not say that the Company is dependent on the specific manufacturers and suppliers. Instead, they refer to the general risks that the Company faces because it outsources certain aspects of its business, which is the case for almost all companies. In the case of the Company’s third-party manufacturers, suppliers, and the Company’s primary distributor Creative Bus Sales, there are alternative suppliers and service providers that the Company could enter into agreements with to replace these suppliers and service providers. We have not included the agreements with the Company’s third-party manufacturers or suppliers, or the distribution agreement with the Company’s primary distributor Creative Bus Sales as these agreements were entered into in the ordinary course of business.

We note that Item 601(b)(10)(ii)(B) of Regulation S-K provides the following exception to the rule that the contract made in the ordinary course of business needs not be filed: “[a]ny contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” As noted above, if the Company were to lose any one or more of these agreements, we believe that the Company would be able to re-direct its resources to other existing agreements or enter into new agreements with other third parties on terms materially similar to the existing agreement. For these reasons, we do not believe that the Company’s business is substantially dependent on any of these agreements and they are therefore not required to be filed as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

General

9.

It appears you have made available more current financial information than otherwise required by Item 8 of Form 20-F. In this regard, please revise to include interim financial information for the period ended June 30, 2019 and update the affected sections of the filing as applicable.

The unaudited financial statements for the period ended June 30, 2019 are included in the draft Form F-1 at the end of the financial section, after the audited financial statements for the year ended March 31, 2019. In addition, we have also made updates to affected sections of the draft Form F-1 for the updated financial information.

Should you have any questions, please do not hesitate to contact Fraser Atkinson or Michael Sieffert at (604) 563-4144.

Yours truly,

GREENPOWER MOTOR COMPANY INC.

__________________________________________________
Fraser Atkinson
Chief Executive Officer and Chairman